Exhibit 99.1

Letter to the Commission Pursuant to General Instruction A-T2

NTT DoCoMo, Inc.
Sanno Park Tower
11-1 Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6510
Japan

July 10, 2002

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549-0408

Ladies and Gentlemen:

NTT DoCoMo, Inc.’s independent public accountant is Asahi & Co., which is a member firm of Andersen Worldwide S.C. and uses the trade name “Arthur Andersen”. Asahi & Co. has represented to NTT DoCoMo, Inc. that its audit was subject to the firm’s quality control system for the U.S. accounting and auditing practice to provide reasonable assurance that the engagement was conducted in compliance with professional standards and that there was appropriate continuity of Asahi & Co. personnel working on the audit, availability of U.S. national office consultation and availability of personnel at foreign affiliates of Asahi & Co. to conduct the relevant portions of the audit.

Very truly yours,
NTT DOCOMO, INC.

By:	/s/ MASAYUKI HIRATA
Masayuki Hirata Executive Vice President, Chief Financial Officer